UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number 001-42393

Aduro Clean Technologies Inc.

(Translation of registrant's name into English)

542 Newbold Street, London, Ontario  N6E 2S5, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  [  ]  Form 40-F  [X]

SUBMITTED HEREWITH

EXHIBIT

99.1	Interim Condensed Consolidated Financial Statements for the three months ended August 31, 2025

99.2	Management's Discussion and Analysis for the three months ended August 31, 2025

99.3	Form 52-109F2 Certification of Interim Filings Non-Venture Full Certificate - CEO

99.4	Form 52-109F2 Certification of Interim Filings Non-Venture Full Certificate - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aduro Clean Technologies Inc.

"Mena Beshay"

Mena Beshay, Chief Financial Officer

Date:  October 15, 2025